FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-2697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event dated October 2, 2013

For Immediate Release

Inquiries – Please contact:
Mr. Andres Veszpremy
General Counsel
Phone :(56 2) 351 1187
E-mail: aveszpremy@provida.cl

Santiago, Chile –October 2, 2013

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Mr. Ricardo Rodriguez Marengo, Chief Executive Officer of AFP Provida, has reported a material event to the Superintendency of Pensions (SP), to the Superintendency of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

Pursuant to the provisions of articles 9 and 10 of Law 18,045, and General Rule No. 30 of the Securities and Insurance Superintendency, and duly empowered, I hereby inform you, as a material disclosure, that in relation with the change of ownership of AFP Provida S.A., and as agreed in the Transaction Agreement dated February 1, 2013, among Banco Bilbao Vizcaya Argentaria, S.A., BBVA Inversiones S.A., MetLife, Inc. and certain of its affiliates, as of this date, the Directors, Messrs. Joaquin Cortez Huerta, Jesus del Pino Durán, Luis Fernando Ferreres Crespo, Francesc Jorda Carré and José Martos Vallecillos have resigned from their positions as Provida’s Directors.

Moreover, at the Board of Directors’ meeting held today, Messrs. Victor Hassi Sabal, Jorge Carey Tagle, Jaime Martínez Tejeda, Carlos Alberto Olivieri and Martín Enrique Galli were appointed as Provida’s new Directors, replacing the resigned Directors.

As the positions of Chairman and Vice-Chairman of Provida’s Board of Directors were vacant as a result of the resignations of Messrs. Joaquin Cortez Huerta and Jesús del Pino Durán, respectively, the Board of Directors appointed Mr. Victor Hassi Sabal as Chairman and Mr. Jorge Carey Tagle as Vice-Chairman. Finally, the Board of Directors appointed Mr. Jaime Martínez Tejeda as a member of the Directors’ Committee, replacing Mr. Jesús del Pino Durán.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	October 2, 2013	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	October 2, 2013	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.